

March 31, 2014

<u>Via E-mail</u>
Kurt Adzema
Executive Vice President and Chief Financial Officer
Finisar Corporation
1389 Moffett Park Drive
Sunnyvale, CA 94089

> **Re:** **Finisar Corporation**
> **Form 10-K for the Fiscal Year Ended April 28, 2013**
> **Filed June 24, 2013**
> **File No. 0-27999**

Dear Mr. Adzema:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that several of the customers you list on page 2 of your Form 10-K and the customers you identify as your largest customers on page 4, including Huawei, have reported contacts with Syria and Sudan, countries that are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure about any contacts with Sudan or Syria. Please tell us whether you have had any contacts with those countries since your letter to us dated May 2, 2011. Your response should describe any goods, technology or services you have provided into Sudan and Syria, directly or indirectly, since the 2011 letter, and any agreements, arrangements, or other contacts you have had with the governments of Sudan and Syria or entities they control..

2. You disclose on page 4 of your Form 10-K that, in fiscal 2012 and 2011, sales to Huawei represented more than 10% of your total revenues. We are aware of negative publicity since your 2011 letter regarding allegations that Huawei sold surveillance equipment to the Iranian government, and of reports of negative statements by U.S. government officials regarding the nature of Huawei's business in Iran. Iran is a U.S.-designated state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. Please provide us with an updated analysis of the potential for reputational harm from your relationship with Huawei, in light of its business in Syria and Sudan and negative publicity regarding its operations in Iran.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
      Assistant Director
      Division of Corporation Finance